UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

ALLIED DEFENSE GROUP, INC.

(Name of Issuer)


Common Stock, no par value
(Title of Class of Securities)


019118108
(CUSIP Number)


Interinvest Corporation
192 South Street, Suite 350
Boston, MA 02111
Attention: Stanley T. Schmidt
Telephone: (617-723-7870)
 Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


August 7, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





1.  Names of Reporting Persons.

 Interinvest Corporation Inc.


2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Massachusetts

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                       0


8.  Shared Voting Power                     244,370


9.  Sole Dispositive Power                  0


10.  Shared Dispositive Power               244,370

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     244,370

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)            3.02%

14.  Type of Reporting Person (See Instructions)    IA







1.  Names of Reporting Persons.

Interinvest Consulting Corporation of Canada Limited

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
?
6.  Citizenship or Place of Organization

Canada

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                       0


8.  Shared Voting Power                     169,900


9.  Sole Dispositive Power                  0


10.  Shared Dispositive Power               169,900

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
169,900

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.  Percent of Class Represented by Amount in Row (11)            2.10%

14.  Type of Reporting Person (See Instructions)    IA











1.  Names of Reporting Persons.

Interinvest (Bermuda) Ltd.

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Bermuda

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                      0


8.  Shared Voting Power                    51,000


9.  Sole Dispositive Power                 0


10.  Shared Dispositive Power              51,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
   51,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
?
13.  Percent of Class Represented by Amount in Row (11)         0.63%

14.  Type of Reporting Person (See Instructions)    IA










1.  Names of Reporting Persons.

Janet A. Black

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Canada

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                      0


8.  Shared Voting Power                   5,000


9.  Sole Dispositive Power                 0


10.  Shared Dispositive Power         	   5,000


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
5,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
?
13.  Percent of Class Represented by Amount in Row (11)          0.06%

14.  Type of Reporting Person (See Instructions)   IN






1.  Names of Reporting Persons.

Hans P. Black

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) x

3.  SEC Use Only
4.	Source of Funds (See Instructions)

OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

Canada

   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
7.  Sole Voting Power                       5,000


8.  Shared Voting Power                    470,270


9.  Sole Dispositive Power                  5,000


10.  Shared Dispositive Power         	   470,270


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
475,270

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
?
13.  Percent of Class Represented by Amount in Row (11)          5.88%

14.  Type of Reporting Person (See Instructions)   IN




ITEM 1. SECURITY AND ISSUER

This statement relates to the Common Stock, no par value (the "Common Stock"), of Allied Defense Group, Inc. (the "Issuer") with principal executive offices located at 8000 Towers Crescent Drive, Suite 260, Vienna, VA 22182

ITEM 2. IDENTITY AND BACKGROUND

(a)	The names of the persons filing this Schedule 13D are
Interinvest Corporation Inc., a Massachusetts corporation; Interinvest (Bermuda) Ltd., a Bermuda corporation;
Interinvest Consulting Corporation of Canada Limited, a
Canadian corporation; Janet A. Black, a citizen of Canada and Hans P. Black, a citizen of Canada. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons".

(b)	The principal business address of Interinvest Corporation
Inc. is 192 South Street, Suite 350, Boston, MA 02111. The principal business address of Interinvest (Bermuda) Ltd. is 77 Front Street, 3rd Floor, Hamilton HM 12. The principal business address of Interinvest Consulting Corporation of Canada Limited is 3655 rue Redpath, Montreal, QC H3G 2W8.
The principal business address of Janet A. Black is 3655 rue Redpath, Montreal, QC H3G 2W8.The principal business address of Hans P. Black is 3655 rue Redpath, Montreal, QC H3G 2W8.

(c)	The principal business of the Reporting Persons is the
furnishing of investment advisory services. The principal occupation of Janet A. Black is acting as Treasurer of Interinvest Consulting Corporation of Canada Limited and Interinvest Corporation Inc. The principal occupation of Hans
P. Black is serving as Chairman of Interinvest Consulting Corporation of Canada Limited and Interinvest Corporation Inc.

(d)	During the last five years, none of the foregoing entities
have been convicted in a criminal proceeding.

(e)	During the last five years, none of the foregoing entities
have been subject to a civil proceeding of the type specified in Items 2(d) or (e) of Schedule 13D.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons have acquired an aggregate of 475,270 shares of Common Stock for an aggregate purchase price of approximately $1,849,806. The source of funds for such transactions was derived from investment advisory client accounts and personal funds.


ITEM 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Common Stock of the Issuer for investment purposes. The Reporting Persons have had, and from time to time may continue to have discussions with management, other shareholders, and third parties regarding matters relating to the financial condition, strategy, business, assets, operations, capital structure and strategic plans of the Issuer.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including the Issuer's financial position and strategic direction, the outcome of the discussions referenced above, actions taken by the Board of Directors of the Issuer, price levels of the securities of the Issuer, other investment opportunities available to the Reporting Persons, conditions in the capital markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including purchasing additional securities of the Issuer, selling some or all of the Reporting Persons' respective holdings in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)      The Reporting Persons beneficially own 475,270 shares of
Common Stock representing 5.88% of all of the outstanding shares of Common Stock. The percentage set forth in this response is based on the 8,084,748 shares of Common Stock outstanding as of March 31, 2009, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009. Of the 465,270 shares purchased by the Reporting Persons on behalf of their clients: Interinvest Corporation Inc. purchased 244,370 shares or 3.02% of Issuer's outstanding shares; Interinvest Consulting Corporation of Canada Limited purchased 169,900 shares or 2.10% of the Issuer's outstanding shares; and Interinvest (Bermuda) Ltd. purchased 51,000 shares for clients or 0.63% of the Issuer's outstanding shares. Janet A. Black purchased 5,000 shares or 0.06% of the Issuer's outstanding shares. Hans P. Black purchased 5,000 shares or 0.06% of the Issuer's outstanding shares.

 (b) The Reporting Persons may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose of or direct the disposition of) the 475,270 shares of Common Stock held.
This power is shared with the Reporting Persons' investment advisory clients where applicable. Hans P. Black, by virtue of his relationship to each of Interinvest Corporation Inc., Interinvest Consulting Corporation of Canada Limited, and Interinvest (Bermuda) Ltd., as well as his power to act on behalf of Janet A. Black, may be deemed to indirectly beneficially own 475,270 shares of Common Stock. Hans P. Black disclaims beneficial ownership of such Common Stock for all other purposes.

(c) The following describes all the transactions in Common Stock that were effected during the past sixty days by the Reporting Persons:


Transaction   Numberof		Price/	Type of
Date		Shares	Cost	Share	Transaction

Interinvest Corporation Inc.
7/7/2009	 1,370	$  5,398 $3.94	Buy
8/5/2009	40,000	$141,568 $3.54	Buy
8/7/2009       145,000	$527,336 $3.64	Buy
8/11/2009       21,500	$ 78,277 $3.66	Buy


Interinvest (Bermuda) Ltd.
8/7/2009	45,000	$163,656 $3.64	Buy


Interinvest Consulting Corporation of Canada Limited
8/5/2009	30,000	$106,176 $3.54	Buy
8/7/2009        90,000	$327,312 $3.64	Buy
8/11/2009       18,500	$ 67,355 $3.66	Buy


Dr. Hans P. Black
8/7/2009         5,000	$18,105  $3.64	Buy


Janet A. Black
8/7/2009         5,000	$18,123  $3.64	Buy



(d)	The investment advisory clients of Interinvest Corporation Inc.,
Interinvest Consulting Corporation of Canada Limited, and Interinvest (Bermuda) Ltd. have the sole right to receive and the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients. No such client has an interest that relates to more than 5% of the Common Stock.


(e)	Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None of the shares of Common Stock held by the Reporting Persons have been pledged or are otherwise subject to a contingency the occurrence of which would give a third party voting power or investment power over the Common Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement, dated as of August 13, 2009
among Interinvest Corporation Inc., Interinvest Consulting Corporation of Canada Limited, Interinvest (Bermuda) Ltd., Janet A. Black and Hans P. Black.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 13, 2009

	Interinvest Corporation Inc.

	By: /s/ Stanley T. Schmidt
	Stanley T. Schmidt
	President,Interinvest Corporation Inc.


	Interinvest Corporation of Canada Limited
	By: /s/ Hans P. Black
	Hans P. Black
	Chairman


	Interinvest (Bermuda) Limited
	By: /s/ Hans P. Black
	Hans P. Black
	Director


	By: /s/ Janet A. Black
	Janet A. Black


	By: /s/ Hans P. Black
	Hans P. Black









	EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with the Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule D (including amendments thereto) with respect to the common stock of the Issuer (as defined in the attached Schedule 13D), and agrees that this agreement be included as an exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned has executed this agreement as of this 13th day of August, 2009.


Interinvest Corporation, Inc.

By: /s/ Stanley T. Schmidt
Stanley T. Schmidt
President


Interinvest Corporation of Canada Limited

By: /s/ Hans P. Black
Hans P. Black
Chairman



Interinvest (Bermuda) Limited

By: /s/ Hans P. Black
Hans P. Black
Director


By: /s/ Janet A. Black
Janet A. Black


By: /s/ Hans P. Black
Hans P. Black








CUSIP No. 019118108		Page 9 of 10